AIG 2919 Allen Parkway Suite L4-01 Houston, Texas 77019 www.aig.com Bridgett Matthes Associate General Counsel (713) 831-5197 Bridgett.matthes@aig.com	August 27, 2019 BY EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, D.C. 20549

Re:

The United States Life Insurance Company in the City of New York (“USL”) and

The United States Life Insurance Company in the City of New York

     Separate Account USL VA-R (“Registrant”)

Select Reserve VA

File Nos. 333-63843 and No. 811-09007

Contract Id: None

EDGAR Submission Type RW Withdrawal Request

Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, a separate account of USL, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal of the Registrant’s registration statement on Form N-4, File Nos. 333-63843 and 811-09007, filed with the Commission on September 21, 1998 and it appears that it was declared effective on or around July 1, 1999, along with any amendments or exhibits filed thereto (the “Registration Statement”).

No securities for the Product were sold in connection with the offering. The Registration Statement was last updated on March 31, 2000. Since this product is inactive, no Contract ID was ever obtained for it. The Registrant has decided to withdraw the Registration Statement for the sale of the securities covered by it.

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that this request will not be granted.

Any questions or comments about the filing should be addressed to the undersigned at the above referenced number.

Very truly yours,

/s/ BRIDGETT MATTHES

Bridgett Matthes

The United States Life Insurance Company in the City of New York 2919 Allen Parkway, L4-01 • Houston, Texas 77019